November 23, 2010

John J. Harrington
Attorney Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3010

Re:  Ace Consulting Management, Inc.
        Registration Statement on Form S-1/A
                        Filed November 11, 2010
                        File No. 333-169424

Dear Mr. Harrington:

We represent Ace Consulting Management, Inc. (“Ace Consulting” or, the “Company,” “we,” “us,” or “our”).  By letter dated November 18, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement on Form S-1 as amended (the “Registration Statement”) originally filed on November 11, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Description of Business, page 12

1.
We re-issue comment one in our letter dated November 5, 2010.  We continue to believe that this section should be substantially revised to clearly explain to investors in concrete terms what your specific business plans are and the specific actions you have taken to date, and intend to take in the future, to execute each of the proposed business plans referenced.  We also note that your disclosure in this section does not appear consistent with disclosure of your actual operations discussed in the MD&A.  Refer to our prior comments and revise accordingly.

Answer: We have added disclosure explaining the specific business plan and our actions taken to execute the business plan along with revising the MD&A.

2.
We note your response to comment three in our letter dated November 5, 2010.  Although we note that you are not required to obtain a business license at this stage of your consulting operations, we still believe you should provide the requested disclosure regarding your operating structure and any Chinese regulations that will impact each of your planned businesses in the future.  Please revise accordingly.

Answer: We have added risk factors disclosing the potential negative effects to our business that may occur in China.

Transactions with Related Persons, Promoters and Certain Control Persons, page 19

3.
We note your response to comment four in our letter dated November 5, 2010.  However, your revised disclosure does not include all of the information provided in your response letter.  Please further revise to include all of this information regarding the persons who received stock compensation and their relationships with you.

Answer: We have revised to include all the information from our letter dated November 5, 2010.

Very truly yours,

ANSLOW & JACLIN LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN